

April 2, 2024

Donald J. Reid
Corporate Secretary
Crown Castle Inc.
8020 Katy Freeway
Houston, TX 77024

      Re: Crown Castle Inc.
          PREC14A Filed March 25, 2024
          File No. 001-16441

Dear Donald J. Reid:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

PREC14A Filed March 25, 2024

General

1. In Appendix C, please disclose the beneficial ownership (if any) of the Participants' associates, who are mentioned on pages C-5 and C-6, in any securities of the Company as well as the name and address of each such associate. See Item 5(b)(1)(ix) of Schedule 14A.

2. On the preliminary proxy card and on page 95 of the Proxy Statement, you indicate that the proxy card will be voted based on the Board's recommendations if the proxy card is properly executed and delivered, but does not specify voting instructions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

Background to the Solicitation, page 8

3. We note on page 8 of the Proxy Statement, under the heading "Ted Miller's Initial

Outreach and Solicitation of Business from the Company," that in May 2023, Mr. Miller contacted representatives of the Company to solicit potential business from the Company on behalf of Visual Intelligence. Please revise this section to disclose whether Visual Intelligence had any preexisting business relationship with the Company, and if so, the extent of that relationship.

4. We note on page 12 of the Proxy Statement, under the heading "The Fiber Review Committee's Strategic Review," that the Fiber Review Committee discussed the Boots Group's proposal at its initial meeting on January 10, 2024. Please expand this section to reflect any subsequent discussions of the Boots Group's proposal by the Fiber Review Committee, including its assessment of such proposal.

5. We note on page 15 of the Proxy Statement that Elliott agreed to irrevocably waive certain provisions of the Cooperation Agreement, as amended, on March 14, 2024. We also note that a Form 8-K was filed by the Company on December 20, 2023 and March 4, 2024 disclosing the Company's entry into the Cooperation Agreement and a subsequent amendment to the Cooperation Agreement, respectively. Please advise us in your response letter why the Company did not file an Item 1.01 Form 8-K reporting the March 2024 Waiver.

Reasons for the Board's Recommendation to Vote for the Company Nominees, page 19

6. On page 20 of the Proxy Statement, you refer to one or more of the Company Nominees as being "direct [representatives] from one of the Company's largest stockholders." Please revise to identify this stockholder and disclose the beneficial ownership of such stockholder, or cross-reference the beneficial ownership table on page 88 of the Proxy Statement if they are included therein.

Information About the Annual Meeting, page 93

7. On page 98 of the Proxy Statement, you describe a "broker non-vote" and its effects on the various proposals to be presented at the Annual Meeting. Please revise this disclosure to clarify that when a broker provides the Boots Group's proxy materials to a beneficial owner, "broker non-votes" (1) will not be considered votes cast on Proposal 2, (2) will have no effect on the outcome of Proposal 2, and (3) will not be counted in determining whether a quorum exists at the Annual Meeting in those circumstances.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions